Exhibit 99.1

TMX, NYSE — HBM

2013 No. 13

Hudbay Announces Offering of US$150,000,000 Senior Unsecured Notes

Toronto, Ontario, June 10, 2013 — HudBay Minerals Inc. (“Hudbay”) (TSX:HBM) (NYSE:HBM) today announced that it is offering an additional US$150 million aggregate principal amount of its 9.50% senior unsecured notes due October 1, 2020 (the “Notes”). The Notes are additional to the US$500 million aggregate principal amount of 9.50% senior unsecured notes that Hudbay issued in September 2012 (the “Existing Notes”). Hudbay plans to use the net proceeds from the offering for general corporate purposes and the development of its Lalor and Reed projects in Manitoba and its Constancia project in Peru.

In connection with the Note offering, Bank of Nova Scotia and Canadian Imperial Bank of Commerce have committed, subject to completion of the offering, to amend or replace the company’s existing US$300 million revolving credit facility to reduce the amount of the facility to US$100 million, extend the term of the facility to three years from the date the amendment or replacement is completed and remove or revise the EBITDA-based financial covenants contained in the existing facility.  The amendment or replacement of the revolving credit facility is subject to completion of definitive documentation and other customary conditions precedent.

Note Offering

The Notes have not been registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any other jurisdiction.  The Notes have not been qualified by a prospectus in Canada.  Unless they are registered or qualified by a prospectus, the Notes may be offered only in transactions that are exempt from registration under the Securities Act, prospectus qualification under Canadian securities laws or the securities laws of any other jurisdiction.  In the United States, the Notes will be offered only to “qualified institutional buyers” (as defined in Rule 144A under the Securities Act) and outside the United States to non-U.S. persons in compliance with Regulation S under the Securities Act.  In connection with the offering of the Notes, Hudbay expects to enter into a registration rights agreement pursuant to which it will agree to offer to exchange the Notes for identical new notes registered under the Securities Act or, under certain circumstances, to cause a shelf registration statement providing for the resale of the notes to become effective.

The Notes will constitute a part of the same series of notes as the Existing Notes for all purposes of the indenture, although the Notes will not initially be fungible with the Existing Notes. Exchange notes issued in connection with the exchange offer Hudbay is required to conduct pursuant to the registration rights agreement are expected to be fungible and have the same CUSIP number as the Existing Notes.

This news release is neither an offer to sell nor the solicitation of an offer to buy the Notes or any other securities and shall not constitute an offer to sell or solicitation of an offer to buy, or a sale of, the Notes or any other securities in any jurisdiction in which such offer, solicitation or sale is unlawful.

Forward-Looking Information

This news release contains “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”) within the meaning of applicable Canadian and United States securities legislation. Forward-looking information includes information that relates to, among other things, our objectives, strategies, and intentions and future financial and operating performance and prospects, our intention to complete the proposed offering, our expectations as to the use of proceeds from the offering and our expectation to amend or replace our existing credit facility in connection with the offering.  Forward-looking information is not, and cannot be, a guarantee of future results or events.  Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information. The material factors or assumptions that we identified and were applied by us in drawing conclusions or making forecasts or projections set out in the forward looking information include, but are not limited to, the execution of our business strategy, including the success of our strategic investments and initiatives; the availability of financing for our exploration and development projects and activities; the ability to complete project targets on time and on budget and other events that may affect our ability to develop our projects; and no significant and continuing adverse changes in general economic conditions or conditions in the financial markets.  The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations and energy prices), uncertainties related to the development and operation of our projects, risks related to political or social unrest or change and those in respect of First Nations and community relations and rights and title claims, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, dependence on key personnel and employee relations, volatile financial markets that may affect our ability to obtain financing on acceptable terms, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, our ability to comply with our pension and other post-retirement obligations, as well as the risks discussed under the heading “Risk Factors” in our most recent annual information form dated March 27, 2013.  Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, the reader should not place undue reliance on forward-looking information. Hudbay does not assume any obligation to update or revise any forward-looking information after the date of this news release or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

About Hudbay

Hudbay (TSX, NYSE: HBM) is a Canadian integrated mining company with assets in North and South America principally focused on the discovery, production and marketing of base and precious metals. Hudbay’s objective is to maximize shareholder value through efficient operations, organic growth and accretive acquisitions, while maintaining its financial strength. A member of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index, Hudbay is committed to high standards of corporate governance and sustainability. Further information about Hudbay can be found onwww.hudbayminerals.com.

For further information, please contact:

John Vincic

Vice President, Investor Relations and Corporate Communications

(416) 362-0615

john.vincic@hudbayminerals.com